December 17, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Facsimile: (202) 772-9368

Attention:	Mr. Karl Hiller Branch Chief

Re:	Dean Foods Company Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 1, 2007 Form 10-Q for Fiscal Quarter Ended September 30, 2007 Filed November 9, 2007 File No. 001-12755
     This letter is submitted on behalf of Dean Foods Company (the “Company”) in response to the staff’s comment letter dated December 3, 2007 relating to the Company’s Form 10-K filed on March 1, 2007 and Form 10-Q filed on November 9, 2007. For ease of reference, we have included the full text of the staff’s comments below.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
Note 1 — Summary of Significant Accounting Policies, page F-6
Shipping and Handling Fees, page F-8
1.	We note your disclosure describing the nature of shipping and handling costs that you include in cost of sales versus selling and distribution expense. Please explain why you include some costs associated with transporting finished products from your manufacturing facilities to your own distribution warehouses, and the costs of shipping products to your customers within selling and distribution expense, excluding these costs from your measure of gross profit.

Ordinarily, such costs would need to be included within your measure of gross profit to comply with paragraph 8 of EITF 00-10. The purpose of evaluating the significance of

Mr. Karl Hiller
U. S. Securities and Exchange Commission
December 17, 2007

shipping and handling costs relative to gross profit is to avoid presentations that would result in a materially incomplete measure of gross profit.
Response:
     As disclosed in Item 1 of our Form 10-K, we currently operate in excess of 100 manufacturing facilities across the United States. Many of these facilities have similar manufacturing and distribution capabilities. Our Dairy Group distributes the majority of its products from its facilities directly to its customers’ stores in what is the largest refrigerated distribution network in the United States, comprised of trucks or trailers that we own or lease. This form of delivery is called a “direct store delivery” or “DSD” system. In contrast, the majority of WhiteWave Foods Company’s products are distributed by common carrier to customer warehouses. WhiteWave does not operate a DSD system.
     As part of our supply chain efforts, we must balance the efficiency of our manufacturing processes with the cost and timeliness of our distribution process. Our profitability is significantly impacted not only by the efficiency of the manufacturing process but also by the efficiency of our distribution process. Because of the Company’s need to manage both of these processes, our internal reports separately detail manufacturing costs from distribution costs in both divisions.
     All shipping and handling costs incurred subsequent to the point at which the finished goods leave our manufacturing facilities, except as noted below, are included within selling and distribution. Such costs include: (1) costs of owning, leasing, and operating our fleet of vehicles; (2) costs of operating non-manufacturing branches and distribution centers; (3) costs resulting from the use of third-party storage facilities; (4) costs of common carriers to move finished goods from our manufacturing facilities to branches, distribution centers, and third-party storage facilities; and (5) costs of freight and handling for shipments to customer locations.
     In general, all handling costs incurred prior to the finished goods leaving our manufacturing facilities are included within cost of goods sold. In addition, our Dairy Group includes in costs of sales the costs of shipping finished goods from one of our manufacturing facilities to a branch or regional distribution facility, when such goods are transported on Company-owned or leased vehicles.
     We believe capturing such shipping and handling costs outside of cost of sales increases the Company’s visibility of the nature, extent, and movement of these costs. Our external reporting is consistent with the way the Company captures and analyzes these costs. In selecting our policy under paragraph 6 of EITF Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, we evaluated the significance of shipping and handling costs relative to gross profit as described in paragraph 8. Due to the relative size of our shipping and handling costs in relation to cost of sales, we believe to include such costs within cost of sales would result in a reduction in meaningful information provided to the users of our financial statements and would reduce the visibility into a significant portion of our operating costs. Note that a significant component of cost

Mr. Karl Hiller
U. S. Securities and Exchange Commission
December 17, 2007

of goods sold is raw milk costs, which are largely set pursuant to government regulations for the entire industry. We believe, therefore, that the presentation in our financial statements provides greater visibility for investors into our controllable costs (costs other than raw milk). Significant changes in cost components of our distribution network are separately disclosed within MD&A in our quarterly and annual filings. We believe our external reporting and visibility into these cost components should mirror our internal reporting and analysis.
     In accordance with paragraph 6 of EITF 00-10 we disclose our policy of including certain shipping and handling costs outside of cost of goods sold and the amount of such costs. We have consistently presented shipping and handling costs within the historical periods presented in the filings subject to the SEC staff’s review. We recognize that shipping and handling costs represent an area where companies differ in classification of expenses between cost of goods sold and operating expenses. Based on our review of filings of certain registrants that we deem to represent our peer group companies, we note a number of registrants that disclose a similar accounting policy and present shipping and handling costs outside of costs of goods sold, in particular where the peer companies utilize a direct to store delivery selling system (DSD).
     The Company intends to modify its disclosures within MD&A in future filings to clarify that “The Company’s gross profit may not be comparable to other entities that present all shipping and handling costs as a component of cost of sales.”
     As requested by the staff, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the matters discussed in this letter, please call the undersigned at (214) 303-3443.
Sincerely,
Jack F. Callahan, Jr.
Executive Vice President and
Chief Financial Officer

cc:	Lily Dang, U.S. Securities and Exchange Commission, Division of Corporate Finance
Steve Green, Chairman of the Audit Committee for Dean Foods
Randy Stokx, Audit Partner, Deloitte & Touche
Meredith Cross, Partner, WilmerHale